UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

I-TRAX, INC.

(Name of Subject Company)

I-TRAX, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

COMMON STOCK CUSIP 45069D203

(CUSIP Number of Class of Securities)

Yuri Rozenfeld, Esq.
Vice President and General Counsel
I-trax, Inc.
4 Hillman Drive, Suite 130
Chadds Ford, Pennsylvania 19317

(610) 459-2405  x116

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:
Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

I-trax made the following communications today, which are included at the corresponding annexes:

•	Annex A: E-mail to CHD Meridian Healthcare Associates, dated March 17, 2008;

•	Annex B: CHD Meridian Healthcare Associates Questions and Answers;

•	Annex C: E-mail to CHD Meridian Healthcare Clients, dated March 17, 2008;

•	Annex D: CHD Meridian Healthcare Clients Questions and Answers;

•	Annex E: E-mail to CHD Meridian Healthcare Prospects, dated March 17, 2008; and

•	Annex F: CHD Meridian Healthcare Prospects Questions and Answers.

ANNEX A

March 17, 2008

Dear CHD Meridian Healthcare Associate,

Today I’m pleased to share with you an exciting development in the evolution of CHD Meridian Healthcare and workplace healthcare delivery. Walgreen Co. and I-Trax, Inc., the parent company of CHD Meridian and ProFitness Health Solutions, have signed a definitive agreement for Walgreens to acquire I-trax/CHD Meridian. Walgreens, in addition to operating more than 6,000 retail pharmacies in 49 states, is the parent company of Take Care Health Systems, managers of Take Care Health Clinics located at Walgreens pharmacies.

This is a significant strategic growth event for Walgreens and for our industry. In addition to acquiring I-trax, Walgreens is also acquiring Whole Health Management, one of our leading competitors. We will be combining with Whole Health to form what will be by far the nation’s leading provider of workplace health services.

This is clearly a major transformational event for the industry, for Walgreens and for us. It’s the beginning of an important new strategy for Walgreens - furthering their growth into the health care sector – and we’re going to play a very important role in this transformation.

I-trax/CHD Meridian Healthcare will become a wholly owned subsidiary of Walgreens and part of a newly formed division, along with Take Care Health Systems and Whole Health Management, focused on delivering high quality healthcare conveniently – the Health and Wellness division. But even as we make this transition and become part of the new division, our dedication to clinical excellence, client and patient satisfaction and demonstrating value will remain unchanged. In fact, this agreement will allow us to enhance and expand our capabilities and access points so that we can serve all employees – proximate or not – when, where and how the employer or employee chooses.

As you know, we’ve been pursuing a number of strategic opportunities to continue to grow our business. Those strategies have included making acquisitions – including our recent merger with ProFitness Health Solutions – and talking with potential partners to create new alliances.  Walgreens and Take Care Health Systems approached us because they recognize that the workplace is an advantaged delivery channel for patient engagement and quality healthcare. For CHD Meridian Healthcare and ProFitness Health Solutions, it is recognition of the importance of workplace healthcare and the tangible benefits that can be driven through effective on-site medical, pharmacy, fitness and wellness programs. All of the organizations involved in this transition are passionately committed to convenient, accessible, clinically excellent care through all delivery channels, including the workplace and retail settings. We decided to enter into this agreement because of that shared passion and because we know that it will give us access to tools and resources that will allow us to grow and support our care model and our expansion of services.

We recognize that today’s announcement will raise many questions. And while we have much work ahead of us to integrate these organizations, we firmly believe that bringing these companies together is a growth strategy and not a cost-cutting strategy. Today’s announcement will not have any immediate effects on the daily operations of any of our health centers, fitness centers or pharmacies. All of the organizations involved will work together to evaluate how to best align and combine administrative and management operations to create the strongest provider of integrated healthcare for an employer’s proximate and non-proximate employees using all channels and avenues available. We know that doing this will take time, so we are initially planning for a three-month timeline to develop full integration and transition plans. Our executive and leadership teams will remain in place during the transition period and reporting relationships will be unaffected.

With the expected growth rate of the combined organization, we don’t anticipate any significant administrative staff reductions – in fact, it is likely that we will be adding staff in key support areas. Most importantly, all parties involved understand the importance of supporting our front-line clinicians and staff and of providing excellent service to our customers. We are committed to maintaining and supporting our delivery model and our core platforms of clinical excellence and patient and client satisfaction.

To help you understand this acquisition, we will do our best to share as much information as possible with you as it becomes available. Along with this email, we’re also sending you a Questions and Answers document that we believe will cover topics specifically of interest to you. We’re also sharing news of this acquisition with our clients via email and in many cases, personal phone calls.

As the integration team moves through its work, we’ll use email, publications, conference calls and employee meetings to keep you informed of its progress. In the meantime, if you have any questions about this acquisition, please send them to Danny Nelms, our vice president of Human Resources.

We are very excited about this next chapter in our history and we believe that the ultimate beneficiaries of this partnership will be the employees and patients that we will be able to reach as we work to expand access to high quality, convenient healthcare services for them.

Sincerely,

Frank Martin
Chairman

Dixon Thayer
Chief Executive Officer

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

ANNEX B

1.	Who is buying CHD Meridian Healthcare?

Walgreen Co. and I-trax, CHD Meridian’s and ProFitness Health Solutions’ parent company, have signed a definitive agreement for Walgreens to purchase I-trax. In addition to operating more than 6,000 retail pharmacies in 49 states, Walgreens is the parent company of Take Care Health Systems (TCHS), managers of Take Care Health Clinics located in Walgreens pharmacies.

2.	What is the structure of Walgreens and where do we fit in?

I-trax/CHD Meridian Healthcare will become a wholly owned subsidiary of Walgreens and part of a newly formed division of Walgreens focused on delivering convenient access to high quality healthcare – the Health and Wellness division.

3.	How does purchasing us tie into their strategy?

Take Care Health Systems is the foundation of that division and we will become a part of the division as well, operating with them. Hal Rosenbluth, Co-Founder and Chairman of Take Care Health Systems, is President of the division. The mission of Take Care Health Systems is to provide convenient, affordable, high-quality healthcare. They currently manage 146 clinics in Walgreens drugstores. Walgreens is so dedicated to workplace health that in addition to acquiring us, they are also purchasing Whole Health Management. Take Care Health, CHD Meridian Healthcare and Whole Health will come together in this division to build a best in class provider of high-quality, conveniently accessed healthcare.

4.	Whole Health Management is one of our largest competitors. Why is Walgreens also buying them?

Acquiring both organizations at the same time shows the commitment that Walgreens is making to workplace-based healthcare. Bringing together the two leading providers in this market and combining them with Take Care Health Systems to create the Health and Wellness division is key to Walgreens strategy to further growth into the health care sector. This announcement marks an exciting event in our industry. As CHD Meridian Healthcare already knows and has proven, a healthy and productive workforce is a not only a competitive advantage for an organization, it’s also its most important asset. By joining with the leading providers of workplace-based healthcare, Take Care Health Systems will be able to expand its mission and be an active participant in the provision of health at the workplace.

5.	Why did our Board decide this is a good thing? How did it come about?

CHD Meridian Healthcare has experienced amazing growth over the past few years due to your hard work and passionate commitment to our pursuit. During this time, as you know, we’ve sought other companies to acquire to help us expand even more quickly. At the same, we’ve been approached by companies interested in acquiring us. Our board and our executive team believe that becoming part of this larger organization will provide the resources and support to continue to support that pace of growth and expand our capabilities. Our board of directors feels very strongly that this purchase is in the best interest of all of our stakeholders – shareholders, clients and employees - and is validation of the work that we have all done to make I-trax/CHD Meridian the strong, valuable company it is.

6.	Will I still have a job with this new organization? Will there be layoffs?

Bringing these organizations together is a growth strategy and not a cost-cutting strategy. Given the nature of our worksite health and wellness centers, fitness centers and pharmacies, we don’t expect any changes to our on-site staff.  There will be a joint effort to develop an integration plan over the next three months to evaluate how to best align and combine administrative and management operations.  Walgreens was attracted to us because of our strength, growth potential and breadth of capabilities.  With the expected growth rate of the combined organization, we don’t expect any significant staff reductions. We believe that where they may be redundancies, the organizations will do all that is possible to redeploy those resources and associates. Most importantly, all parties involved understand the importance of supporting our front-line clinicians and staff and of providing excellent service to our customers. We are committed to not jeopardizing our delivery model and our core platforms of clinical excellence and patient and client satisfaction.

7.	What are the plans for integration, if any yet?

We will work together to evaluate how to best align and combine operations to create the strongest provider of integrated healthcare for an employer’s proximate and non-proximate employees using all channels and avenues available. We know that doing this will take time so we’re initially looking at a three-month timeline to develop full integration and transition plans. Walgreens and Take Care Health Systems want to more fully understand us and how to best integrate and grow all facets of all of the organizations that are part of the new division.

8.	What will the leadership structure be? Who will work on the transition/integration?

The proposed transaction is not scheduled to close for approximately 60 days, subject to regulatory approval.  Until then, we will continue to operate as usual.  Our executive and leadership teams will remain in place during the transition period and reporting relationships will be unaffected.

9.	Depending on where we fit with them, will our name change?

Yes, eventually our name will likely change to tie in with the Take Care name and brand although the exact specifics and the timing of that has not yet been determined. The change will strengthen and reinforce the brand of the new organization by creating a seamless delivery provider with capabilities for both proximate and non-proximate employees of our clients through multiple points of access.

10.	Is this tied in any way to our reorganization? Will we continue with our regionalization plans?

This is not tied to our reorganization and we will continue with our plans to regionalize operations and provide intensive training for our Operations organization.

11.	How does this affect our clients, especially since Whole Health will be part of the division?

All of the organizations coming together in this Health and Wellness division share a passion for building and relying upon trusted clinician relationships to help employees and patients manage their health. We decided to enter into this agreement because of that shared passion and because we believe that it will provide tools and resources that will allow us to grow and support our care model for our clients, along with providing additional channels for their employees to conveniently access high-quality healthcare. As we work together to build our integration and transition plans, we don’t anticipate that there will be any changes in the daily operations of any of our sites or in our relationships with our clients.

12.	What is the plan and message to communicate with clients and prospects?

We are contacting key clients by phone and we are sending all clients a formal communication explaining the acquisition and assuring them that the high level of customer service and clinical excellence that we have provided will continue in the same manner that it always has.

13.	Who will I report to?

As discussed above, all reporting relationships will stay the same.  No changes will be made until the transaction closes and detailed integration plans are developed.

14.	Will jobs be moving to other locations?

No plans have been made to relocate jobs at this time.  Since TCHS is headquartered near Philadelphia, it is likely that those offices will be combined in the future.

15.	Who can I call for questions both operationally and administratively?

For any operational or client-related questions, please contact your DCO or departmental head.  For any administrative questions, please contact Danny Nelms Senior Vice President of Human Resources.

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on

Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

ANNEX C

March 17, 2008

Dear Valued Client,

Today I’m pleased to share with you an exciting development in the evolution of CHD Meridian Healthcare and workplace healthcare delivery. Walgreen Co. and I-Trax, Inc., the parent company of CHD Meridian and ProFitness Health Solutions, have signed a definitive agreement for Walgreens to acquire I-trax/CHD Meridian. Walgreens, in addition to operating more than 6,000 retail pharmacies in 49 states, is the parent company of Take Care Health Systems, managers of Take Care Health Clinics located in Walgreens pharmacies.

This is a significant strategic growth event for Walgreens and for our industry. In addition to acquiring I-trax, Walgreens is also acquiring Whole Health Management, one of our leading competitors. We will be combining with Whole Health to form what will be by far the nation’s leading provider of workplace health services.

This is clearly a major transformational event for the industry, for Walgreens and for us. It’s the beginning of an important new strategy for Walgreens - furthering their growth in the health care sector – and we’re going to play a very important role in this transformation.

I-trax/CHD Meridian Healthcare will become a wholly owned subsidiary of Walgreens and part of a newly formed division, along with Take Care Health Systems and Whole Health Management, focused on delivering high quality healthcare conveniently – the Health and Wellness division. But even as we make this transition and become part of the new division, our dedication to clinical excellence, client and patient satisfaction and demonstrating value will remain unchanged. In fact, this agreement will allow us to enhance and expand our capabilities and access points so that we can serve all employees – proximate or not – when, where and how the employer or employee chooses.

Walgreens and Take Care Health Systems approached I-trax because they recognize that the workplace is an advantaged delivery channel for patient engagement and quality healthcare. For CHD Meridian Healthcare and ProFitness Health Solutions, it is recognition of the importance of workplace healthcare and the tangible benefits that can be driven through effective on-site medical, pharmacy, fitness and wellness programs. All of the organizations involved in this transition are passionately committed to convenient, accessible, clinically excellent care through all delivery channels, including the workplace and retail settings.

We decided to enter into this agreement because of that shared passion and because we know that it will give us access to tools and resources that will allow us to grow and support our care model and the expansion of services to your organization.

C-1

Today’s announcement does not change our commitment to you, your employees and their dependents. It will not have any immediate effects on the daily operations of any of your health centers, fitness centers or pharmacies. We remain focused on providing you and your employees with unsurpassed clinical excellence each and every day and we are not planning any changes to your center staff or operations. All of the organizations involved will work together to evaluate how to best align and combine administrative and management operations to create the strongest provider of integrated healthcare for an employer’s proximate and non-proximate employees using all channels and avenues available. We know that doing this will take time, so we are initially planning for a three-month timeline to develop full integration and transition plans.

During this transition period our Account Management, DCO and Operations structures will remain in place so that you and your center will continue to receive the full support critical to daily operations. Additionally, our executive and leadership teams will continue in their roles during the transition period to ensure uninterrupted delivery of services at all locations. We also are not anticipating any near-term changes to client relationships, contracts or pricing.

We recognize that this announcement is significant news. We will continue to keep you apprised of our progress during our transition period. If you have any questions, please contact your Director of Client Operations, your Director of Operations, or your Account Manager.

Everyone working together on this integration is excited to enter this time of enhanced innovation and growth. We believe that the ultimate beneficiaries of this partnership will be you and your employees as we work to expand access to high quality, convenient healthcare services.

Sincerely,

R. Dixon Thayer
Chief Executive Officer
CHD Meridian Healthcare

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

C-2

ANNEX D

1.	Who is buying CHD Meridian Healthcare?

Walgreen Co. and I-trax, CHD Meridian’s and ProFitness Health Solutions’ parent company, have signed a definitive agreement for Walgreens to purchase I-trax. In addition to operating more than 6,000 retail pharmacies in 49 states, Walgreens is the parent company of Take Care Health Systems (TCHS), managers of Take Care Health Clinics located in Walgreens pharmacies.

2.	What is the structure of the organization and where do CHD Meridian and ProFitness Health Solutions fit in?

I-trax/CHD Meridian Healthcare will become a wholly owned subsidiary of Walgreens and part of a newly formed division of Walgreens focused on delivering convenient access to high quality healthcare – the Health and Wellness Division, which will include Take Care Health Systems.

3.	How does this purchase tie into their strategy?

Take Care Health Systems is the foundation of Walgreens’ new Health and Wellness division and we will join with them. The mission of Take Care Health Systems is to provide convenient, affordable, high-quality healthcare. TCHS recognizes that the workplace is a growing in importance as a delivery channel for that care. Walgreens is so dedicated to workplace health that in addition to acquiring us, they are also purchasing Whole Health Management. Take Care Health, CHD Meridian Healthcare and Whole Health will come together in this division to build a best in class provider of high-quality, conveniently accessed healthcare.

4.	Isn’t Whole Health Management one of your largest competitors? Why is Walgreens also buying them?

Acquiring both organizations at the same time shows the commitment that Walgreens is making to workplace-based healthcare. Bringing together the two leading providers in that market and combining them with Take Care Health Systems to create the Health and Wellness division is key to Walgreens strategy to further their growth into the health care sector. This announcement marks an exciting event in our industry. As CHD Meridian Healthcare already knows and has proven, a healthy and productive workforce is a not only a competitive advantage for an organization, it’s also its most important asset. By joining with the leading providers of workplace-based healthcare, Take Care Health Systems will be able to expand its mission and be an active participant in the provision of health at the workplace.

5.	How does this merger benefit my organization?

All of the companies involved in this transaction are passionately committed to convenient, accessible, clinically excellent care through all delivery channels including the workplace and retail settings. We decided to enter into this agreement because of that shared passion and because we believe that it will provide access to tools and resources that will allow us to grow and support our care model and your health center and/or pharmacy. As these organizations work together to form this new division, we will be able to expand our services, build upon best practices and create new delivery channels that will make healthcare even more convenient and affordable.

6.	What changes should we expect and when?

CHD Meridian Healthcare, Whole Health Management and Take Care Health Systems will work together to evaluate how to best align and combine administrative and management operations to create the strongest provider of integrated healthcare for an employer’s proximate and non-proximate employees using all channels and avenues available. We know that doing this will take time so we’re initially looking at a three-month timeline to develop full integration and transition plans.  Given the nature of our worksite health and wellness centers, fitness centers and pharmacies, we don’t expect any changes to our on-site staff or our relationship with you.  We are optimistic that we will be able to offer a broader array of services and healthcare access points through the expanded capabilities of Walgreens and TCHS.

7.	We selected you for the high-touch, client centric model, will this change?

No, all of the organizations share a passion for building and relying upon trusted clinician relationships to help employees and patients manage their health and are passionately committed to convenient, accessible, clinically excellent care through all delivery channels including the workplace and retail settings.

8.	Who will lead the organization now? Are you retaining CHDM’s current leadership and operations teams?

Our Account Management, DCO and Operations activities will continue unchanged during the integration period so that you and your center continue to receive the full support critical to daily operations. Additionally, our executive and leadership teams will remain in place during the transition period and reporting relationships will be unchanged.

9.	Will my DCO relationships be affected? How does this tie into or relate to CHDM’s recent announcement about regionalization?

Our work continues on our plans to regionalize our operations and account management structure. Your DCO relationship may change based on that work, but we will communicate that with you well in advance and will build comprehensive transition plans to ensure that any changes go smoothly.

10.	Will my contract or pricing change?

Your contract with CHD Meridian Healthcare or ProFitness Health Solutions continues forward as is. Contract updates or amendments, if any, will be discussed upon contract renewals.

11.	Will there be any changes to the current budget (i.e. any additional costs)?

There will be no changes to the current budget and there will be no additional costs associated with this acquisition.

12.	Will the current staff be staying? What have they been told?

The current staff will remain on-site and all CHD Meridian Healthcare and ProFitness Health Solutions associates have been notified of this acquisition. Our associates have been told that they will continue to be employed by CHD Meridian.

13.	Who should I contact if I have any other questions?

Please direct all questions to your Director of Client Operations or to your Account Manager.

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

ANNEX E

March 17, 2008

Dear Valued Prospect,

Today I’m pleased to share with you an exciting development in the evolution of CHD Meridian Healthcare and workplace healthcare delivery. Walgreen Co. and I-Trax, Inc., the parent company of CHD Meridian and ProFitness Health Solutions, have signed a definitive agreement for Walgreens to acquire I-trax/CHD Meridian. Walgreens, in addition to operating more than 6,000 retail pharmacies in 49 states, is the parent company of Take Care Health Systems, managers of Take Care Health Clinics located in Walgreens pharmacies.

This is a significant strategic growth event for Walgreens and for our industry. In addition to acquiring I-trax, Walgreens is also acquiring Whole Health Management, one of our leading competitors. We will be combining with Whole Health to form what will be by far the nation’s leading provider of workplace health services.

This is clearly a major transformational event for the industry, for Walgreens and for us. It’s the beginning of an important new strategy for Walgreens - furthering their growth into the health care sector – and we’re going to play a very important role in this transformation.

I-trax/CHD Meridian Healthcare will become a wholly owned subsidiary of Walgreens and part of a newly formed division, along with Take Care Health Systems and Whole Health Management, focused on delivering high quality healthcare conveniently – the Health and Wellness division. But even as we make this transition and become part of the new division, our dedication to clinical excellence, client and patient satisfaction and demonstrating value will remain unchanged. In fact, this agreement will allow us to enhance and expand our capabilities and access points so that we can serve all employees – proximate or not – when, where and how the employee chooses.

Walgreens and Take Care Health Systems approached I-trax because they recognize that the workplace is an advantaged delivery channel for quality healthcare. For CHD Meridian Healthcare and ProFitness Health Solutions, it is recognition of the importance of workplace healthcare and the tangible benefits that can be driven through effective on-site medical, pharmacy, fitness and wellness programs. All of the organizations involved in this transition are passionately committed to convenient, accessible, clinically excellent care through all delivery channels, including the workplace and retail settings.

We decided to enter into this agreement because of that shared passion and because we know that it will give us access to tools and resources that will allow us to grow and support our care model and the expansion of services to your organization.

E-1

We will be working together to evaluate how to best align and combine administrative and management operations to create the strongest provider of integrated healthcare for an employer’s proximate and non-proximate employees using all channels and avenues available. We know that doing this will take time, so we are initially planning for a three-month timeline to develop full integration and transition plans. However, this acquisition does not impact any of our discussions with your organization. Included with this email is a Questions and Answers document that covers topics that may be of specific interest to you. If you have any additional questions, please direct them to your Account Manager.

Everyone working together on the integration is excited to enter this time of enhanced innovation and growth. We believe that the ultimate beneficiaries of this merger will be you and your employees as we work to expand access to high-quality, convenient healthcare services.

Sincerely,

R. Dixon Thayer
Chief Executive Officer
CHD Meridian Healthcare

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

E-2

ANNEX F

1.	Who is buying CHD Meridian Healthcare?

Walgreen Co. and I-trax, CHD Meridian’s and ProFitness Health Solutions’ parent company, have signed a definitive agreement for Walgreens to purchase I-trax. In addition to operating more than 6,000 retail pharmacies in 49 states, Walgreens is the parent company of Take Care Health Systems (TCHS), managers of Take Care Health Clinics located in Walgreens pharmacies.

2.	What is the structure of the organization and where do CHD Meridian and ProFitness Health Solutions fit in?

I-trax/CHD Meridian Healthcare will become a wholly owned subsidiary of Walgreens and part of a newly formed division of Walgreens focused on delivering convenient access to high quality healthcare – the Health and Wellness Division, which will include Take Care Health Systems.

3.	How does this purchase tie into their strategy?

Take Care Health Systems is the foundation of Walgreens’ new Health and Wellness division and we will join with them. The mission of Take Care Health Systems is to provide convenient, affordable, high-quality healthcare. TCHS recognizes that the workplace is growing in importance as a delivery channel for that care. Walgreens is so dedicated to workplace health that in addition to acquiring us, they are also purchasing Whole Health Management. Take Care Health, CHD Meridian Healthcare and Whole Health will come together in this division to build a best in class provider of high-quality, conveniently accessed healthcare.

4.	Isn’t Whole Health Management one of your largest competitors? Why is Walgreens also buying them?

Acquiring both organizations at the same time shows the commitment that Walgreens is making to workplace-based healthcare. Bringing together the two leading providers of that care and combining them with Take Care Health Systems to create the Health and Wellness division is key to Walgreens strategy to further their growth in the health care sector. This announcement marks an exciting event in our industry. As CHD Meridian Healthcare already knows and has proven, a healthy and productive workforce is a not only a competitive advantage for an organization, it’s also its most important asset. By joining with the leading providers of workplace-based healthcare, Take Care Health Systems will be able to expand its mission and be an active participant in the provision of health at the workplace.

5.	How does this affect the current proposal/negotiations underway?

This will not impact any proposals provided by CHD Meridian Healthcare or ProFitness Health Solutions, or any negotiations currently underway.

F-1

6.	Does this change what we’ve been discussing with CHD Meridian Healthcare or ProFitness Health Solutions in any way?

This will not change anything that has been discussed with CHDM.  You should gain confidence and assurance from the fact that all of the organizations involved in this transaction are passionately committed to convenient, accessible, clinically excellent care through all delivery channels including the workplace and retail settings. We decided to enter into this agreement because of that shared passion and because we believe that it will provide access to tools and resources that will allow us to grow and support our care model and your health center or pharmacy.

7.	How will the organizations work together moving forward?

CHD Meridian Healthcare, Whole Health Management and Take Care Health Systems will work together to evaluate how to best align and combine administrative and management operations to create the strongest provider of integrated healthcare for an employer’s proximate and non-proximate employees using all channels and avenues available. We know that doing this will take time so we’re initially looking at a three-month timeline to develop full integration and transition plans.  We are optimistic that we will be able to offer a broader array of services and healthcare access points through the expanded capabilities of this newly formed organization.

8.	How does this merger benefit what has already been proposed to my organization?

All of the organizations involved in this transition are passionately committed to convenient, accessible, clinically excellent care through all delivery channels including the workplace and retail settings. We decided to enter into this agreement because of that shared passion.  As these organizations work together to form this new division, we will be able to expand our services, build upon best practices and create new delivery channels that will make healthcare even more convenient and affordable.

9.	Will my sales point of contact change?

Your sales point of contact will not change. If you have any additional questions, please contact your Account Manager.

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

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